Exhibit 99.1

China GrenTech Announces Shareholders’ Approval of the Merger Agreement

SHENZHEN, CHINA – April 16, 2012 – China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech,” or the “Company”), a leading China-based provider of radio frequency and wireless coverage products and services, announced today that, at an extraordinary general meeting of shareholders held today (the “EGM”), the Company’s shareholders voted in favor of the proposal to approve the previously announced amended and restated agreement and plan of merger dated January 20, 2012, among Talenthome Management Limited (“Parent”), a British Virgin Islands exempted company, Xing Sheng Corporation Limited (“Merger Sub”), a Cayman Islands exempted company wholly-owned by Parent, and the Company (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and wholly-owned by Parent. Approximately 81.6% of the Company’s total outstanding ordinary shares voted in person or by proxy at the EGM. Of the ordinary shares voted in person or by proxy at the EGM, approximately 95.1% were voted in favor of the proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger, and approximately 95.1% were voted in favor of the proposal to authorize the directors of the Company to do all things necessary to give effect to the Merger Agreement.

The parties expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. If completed, the merger would result in the Company becoming a privately held company wholly-owned by Parent and the Company’s American depositary shares would no longer be listed on the NASDAQ Global Select Market.

About China GrenTech

GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enables telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas such as buildings, highways, subways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.

Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Company Contact:

Xin Lian, Senior Manager

China GrenTech Corp. Ltd.

Tel: +86 755 2650 3007

E-mail: investor@powercn.com